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                                                  Filed by Rainforest Cafe, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                          Subject Company: Rainforest Cafe, Inc.
                                                     Commission File No. 0-27366

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY RAINFOREST CAFE ON APRIL 20, 2000:

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RAINFOREST CAFE, INC.               A Wild Place to Shop and Eat(R)
720 South Fifth Street              Hopkins, MN 55343

                                    For Further Information Contact:
                                    Kenneth Brimmer
                                    President
                                    612-945-5400
www.rainforestcafe.com
NASDAQ:  RAIN
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                    RAINFOREST CAFE EXTENDS ELECTION DEADLINE

MINNEAPOLIS, MINNESOTA, April 20, 2000 - Rainforest Cafe, Inc., "A Wild Place to Shop and Eat(R)"(NASDAQ: RAIN - news) announced today that in connection with its postponement of the Special Meeting of Shareholders, the deadline for shareholders to submit their Election Form/Letter of Transmittal to the Exchange Agent has also been extended. The Election Deadline has been extended to 5:00 p.m., New York City time, on Thursday, April 27, 2000.

All shares subject to a Guarantee of Delivery must be delivered to the Exchange Agent, duly endorsed in blank or otherwise in a form acceptable for transfer, no later than 5:00 p.m., New York City time, on the third trading day after the Election Deadline.

Rainforest shareholders with questions are encouraged to call Innisfree M&A Incorporated, Rainforest's proxy solicitor, at 1-888-750-5834.

Rainforest Cafe, Inc. develops, owns and operates combination restaurant/retail facilities offering a stimulating and entertaining rain forest theme, providing visitors with "A Wild Place to Shop and Eat(R)". There are currently 38 Rainforest Cafe(R) units open including 28 domestic locations and 10 international units. Rainforest Cafe, Inc. common shares are traded on the NASDAQ National Market under the symbol RAIN.

This news release (as well as information included in oral statements made or to be made by the Company) may contain forward-looking statements that involve risks and uncertainties relating to future events. Actual events or the Company's results may differ materially from those discussed in any such forward-looking statements. The Company does not expect to update forward-looking statements continually as conditions change. These risks and uncertainties include, but are not limited to, those relating to the merger with Landry's Seafood Restaurants, Inc. For more information, review the Company's filings with the Securities and Exchange Commission, specifically the Company's Annual Report on Form 10-K for the fiscal year ended January 2, 2000 and the Risk Factors section of the Proxy Statement/Prospectus filed with the SEC on March 14, 2000.

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